                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF DECEMBER 2003

                             ---------------------

                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)

                             ---------------------

                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                             ---------------------

                        Indicate by check mark whether the registrant files or
                will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  x   Form 40-F
                                       -----          ------

                        Indicate by check mark whether the registrant by
                furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  x
                                       -----   -----

                        If "Yes" is marked, indicate below the file number
                assigned to the registrant in connection with Rule 12g3-2(b):
                82-
                   ------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 4, 2003

                                  OCEAN RIG ASA



                                  By: /s/ ERLING MEINICH-BACHE
                                     ------------------------------------------
                                       Erling Meinich-Bache
                                       Senior Vice-President, Accounting

                                  OCEAN RIG NORWAY AS



                                  By: /s/ ERLING MEINICH-BACHE
                                     ------------------------------------------
                                       Erling Meinich-Bache
                                       Senior Vice-President, Accounting


                                  OCEAN RIG 1 AS



                                  By: /s/ ERLING MEINICH-BACHE
                                     ------------------------------------------
                                       Erling Meinich-Bache
                                       Senior Vice-President, Accounting


                                  OCEAN RIG 2 AS



                                  By: /s/ ERLING MEINICH-BACHE
                                     ------------------------------------------
                                       Erling Meinich-Bache
                                       Senior Vice-President, Accounting

                                QUARTERLY REPORT
                     For the period ended September 30, 2003


                                 --------------

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                                 --------------



                                   KOPPHOLEN 4
                               P.O. BOX 409 FORUS
                                 4067 STAVANGER
                                     NORWAY
                               011-47-51-96-90-00














As of September 30, 2003, there were 54,239,587 shares of common stock of Ocean Rig ASA, par value NOK 10 per share, outstanding.

This quarterly report (the "Report") is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                            PAGE
                                                                                                                           NUMBER
        FINANCIAL STATEMENTS AND NOTES:
        Consolidated Statements of Operations for the three and nine months ended
        September 30, 2002 and 2003................................................................................           1
        Consolidated Balance Sheets as of December 31, 2002 and
        September 30, 2003.........................................................................................           2
        Consolidated Statements of Cash Flows for the three and nine months ended
        September 30, 2003 and 2003................................................................................           3
        Notes to Consolidated Financial Statements.................................................................           4
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS.................................................................................          24

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
   FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision referred to in Note 10.

                                                            Three months ended                  Nine months ended
                                                         ------------------------------------------------------------------------
                                                           Sept. 30,     Sept. 30,      Sept. 30,     Sept. 30,      Sept. 30,
                                                             2002           2003          2002           2003          2003
                                                              NOK           NOK            NOK           NOK          USD *)
                                                         ------------------------------------------------------------------------
                                                                                      (Amounts in thousands except
                                                                                          Per share information)


Operating revenues:                                            148,316        183,035       358,440        553,179        78,398

Operating expenses:
Salaries and other personnel expenses                          103,096         39,579       193,299         92,218        13,070
Other operating and administrative expenses                     43,370         45,722       254,415        171,786        24,346
Depreciation and amortization                                   32,552         73,219        97,501        224,761        31,854
                                                         ------------------------------------------------------------------------

Total operating expenses                                       179,018        158,520       545,215        488,765        69,269
                                                         ------------------------------------------------------------------------

Operating income/ (loss)                                      (30,702)         24,515     (186,775)         64,414         9,129
                                                         ------------------------------------------------------------------------

Interest and other financial income                             68,331            444       878,187          1,193           169
Interest and other financial expenses                        (169,143)         41,117     (474,734)      (288,124)      (40,834)
                                                         ------------------------------------------------------------------------

Net financial income (loss)                                  (100,812)         41,561       403,453      (286,931)      (40,665)
                                                         ------------------------------------------------------------------------

Earnings / (Loss) before taxes                               (131,514)         66,076       216,678      (222,517)      (31,536)
                                                         ------------------------------------------------------------------------

Taxes                                                              (1)                         (17)
                                                         ------------------------------------------------------------------------

Net income/ (loss)                                           (131,515)         66,076       216,660      (222,517)      (31,536)
                                                         ========================================================================
     Basic earnings / (loss) per share                          (6.90)           1.24          14.8         (4.22)        (0.60)
     Diluted earnings / ( loss) per share                       (6.90)           0.93          14.1         (4.22)        (0.60)
                                                         ========================================================================





*) Translation of amounts from Norwegian Kroner (NOK) into United States dollars
(USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2003 of $1.00 = NOK 7.056.

        The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision referred to in Note 10

                                                            December 31,    Sept. 30,       Sept. 30,
                                                                2002          2003            2003
                                                                           (unaudited)    (unaudited)
                                                                NOK            NOK           USD 1)
                                                           ---------------------------------------------
                                                                                (Amounts in thousands)
ASSETS
Machinery and equipment                                         7,538,499      7,360,517      1,043,157
Long term receivables and other assets                             93,822         77,479         10,981
                                                           ---------------------------------------------
Total non-current assets                                        7,632,321      7,437,966      1,054,138
                                                           ---------------------------------------------

Current receivables                                               120,310        133,513         18,922
Restricted cash                                                     8,627         42,584          6,035
Cash and cash equivalents                                         137,346         91,705         12,977
                                                           ---------------------------------------------
Total current assets                                              266,283        267,803         37,954
                                                           ---------------------------------------------

                                                           ---------------------------------------------
Total assets                                                    7,898,604      7,705,799      1,092,092
                                                           =============================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital                                                     492,887        542,396         76,870
Other equity                                                    2,947,830      2,758,562        390,953
                                                           ---------------------------------------------
Total shareholders' equity                                      3,440,717      3,300,959        467,823
                                                           ---------------------------------------------

Pension liabilities                                                   591            592             84
Convertible loan                                                  996,143        962,518        136,411
Long-term debt                                                  3,105,494      3,157,274        447,459
                                                           ---------------------------------------------
Total long-term liabilities                                     4,102,228      4,120,384        583,955
                                                           ---------------------------------------------

Short term loan                                                    84,322         28,096          3,982
Accounts payable                                                   59,199         86,389         12,243
Other current liabilities                                         212,139        169,972         24,089
                                                           ---------------------------------------------
Total current liabilities                                         355,660        284,456         40,314
                                                           ---------------------------------------------

                                                           ---------------------------------------------
Total liabilities and shareholders' equity                      7,898,604      7,705,799      1,092,092
                                                           =============================================


1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2003 of $1.00 = NOK 7.056.

        The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
   FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision referred to in Note 10

                                                        Three months ended                    Nine months ended
                                                     -----------------------------------------------------------------------
                                                       Sept. 30,     Sept. 30,     Sept. 30,      Sept. 30,     Sept. 30,
                                                         2002          2003           2002          2003          2003
                                                          NOK           NOK           NOK            NOK         USD 1)
                                                     -----------------------------------------------------------------------
                                                                             (Amounts in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income/ (loss)                                       (131,515)        66,074        216,660     (222,517)      (31,536)
Adjustment to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization                               79,943        86,181        226,793       267,974        37,978
Net unrealized foreign exchange (gain) / loss              177,693      -120,387      (502,469)        23,916         3,389
Change in operating assets and liabilities:
Other current assets                                        18,398      (12,510)       (64,521)      (12,558)       (1,780)
 Accounts payable                                           44,729        49,549         32,739        27,190         3,853
Other liabilities                                         (37,897)      (15,788)         65,526      (18,625)       (2,640)
                                                     -----------------------------------------------------------------------
Net cash flow (used in) provided by operating
        activities                                        151,027        53,119       (25,271)        65,377         9,265
                                                     -----------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
Payments related to building contracts                   (507,850)                  (1,594,545)
Change in restricted cash                                   11,021      (39,690)         86,594      (33,957)       (4,813)
Purchase of machinery and equipment                       (17,133)      (16,857)        328,973      (47,096)       (6,675)
Net change in non-current receivable                         (175)         3,967          2,566         3,157           447
                                                     -----------------------------------------------------------------------
Net cash flow used in investing activities               (514,137)      (52,580)    (1,176,412)      (77,896)      (11,040)
                                                     -----------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common shares                 11,954           177      1,063,131        32,923         4,666
Net proceeds from issuance of notes and loans              288,992      (35,029)         85,775      (66,325)       (9,400)
                                                     -----------------------------------------------------------------------
Net cash flow provided by financing activities             300,946      (34,852)      1,148,906      (33,402)       (4,734)
                                                     -----------------------------------------------------------------------

Effect of exchange rate changes on cash                      7,818       (1,135)       (29,268)           281            40
                                                     -----------------------------------------------------------------------

Net increase (decrease) in cash during the period         (54,346)      (35,448)       (82,045)      (45,640)       (6,468)
Cash and cash equivalents at beginning of period           142,506       127,153        170,205       137,346        19,465
                                                     -----------------------------------------------------------------------

Cash and cash equivalents at end of period                  88,160        91,706         88,160        91,706        12,977
                                                     =======================================================================


1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2003 of $1.00 = NOK 7. 056.

        The accompanying notes are an integral part of these consolidated financial statements

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      GENERAL

           In these unaudited interim financial statements, references to the "Company" or "Ocean Rig" are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

           The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 and the restated audited financial statements and notes thereto as of December 31, 2002 as described in Note 10, and for the years ended December 31, 2000, 2001 and 2002, which were included in the Company's annual report on Form 20-F, and, in the case of the restated audited financial statements as of December 31, 2002, which will be filed with the SEC and which are currently available on the Company's website at www.ocean-rig.com. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

           The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

           The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States ("US GAAP"). For additional information relating to US GAAP, see Note 11.

           The Company maintains its accounting records and prepares its financial statements in Norwegian kroner ("NOK"). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of U.S. dollars), except where otherwise noted. The U.S. dollar ("USD") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 7.056 per USD 1.00, the closing rate on September 30, 2003. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

           There were no dividends declared by the Company for the unaudited interim periods presented.

2.      BASIC AND DILUTED EARNINGS / LOSS PER SHARE

           Basic earnings per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and dilutive securities outstanding during each period. The diluted share base for the three months ended September 30, 2003 includes 17,691,429 shares related to the NOK 619.2 million mandatory convertible loan. The diluted share base for the nine months ended September 30, 2003, excludes any incremental shares as any additional shares would be antidilutive.

3.      LONG-TERM DEBT

           On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225.0 million (NOK 1,703 million at historical exchange rate) aggregate principal amount of its 10 1/4% Senior Secured Notes due 2008 (the "Notes"). The Notes are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The Notes mature on June 1, 2008.

           Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125.0 million (NOK 946.0 million at historical exchange rate) (the "1998 Loans"). The 1998 Loans are due on June 1, 2008 and bear interest at a rate of 475 basis points over LIBOR.

           The net proceeds of the offering of the Notes, together with the 1998 Loans, were used primarily to fund the costs of construction of two deepwater semi-submersible drilling rigs owned by the Company (Leiv Eiriksson and Eirik Raude) and pay interest on the Notes and the 1998 Loans.

           Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company's drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

           In May / June 2000, the Company issued convertible bonds totaling NOK
           200.0 million (USD 21.9 million at historical exchange rate). Terms of the bonds include a 5-year maturity, 13% coupon and a conversion price of NOK 22.83 per share (updated as of March 31, 2003). In October 2000, the Company issued additional convertible bonds totaling NOK 300.0 million (USD 32.8 million at historical exchange rates). Terms of these bonds include a 5-year maturity, 11% coupon and a conversion price of NOK 24.45 per share (updated as of March 31, 2003). During August / September 2002 NOK 66.0 million and NOK
           41.0 million of the NOK 200.0 million convertible bond and NOK 300 million convertible bonds, respectively, were converted to the Company's new Mandatory Convertible Bond issued in August / September 2002.

           Ocean Rig 2 AS entered into a term loan facility agreement with Fortis Bank (acting as agent for the banks), Nordea Bank and Eksportfinans on November 16, 2001 ("the Fortis Facility", formerly referred to as the "Take-Out Facility") for an amount up to USD 100 million and for the purpose of refinancing a previous credit facility entered into in 2001 (the "2001 Loans"). The refinancing contemplated by this agreement became effective at the time of technical completion of Eirik Raude, i.e. on June 21, 2002. The Fortis Facility was drawn down on June 28, 2002 and has a six-year term with final repayment on February 28, 2008, semi annual installments and a balloon at the end of the term. The Fortis Facility, which may be prepaid at any time without penalty, carries a floating rate interest based on Libor plus a margin of 2.75% per annum.

           The Fortis Facility is secured by a first priority security interest in Eirik Raude and related assets and contains various provisions, typical for bank loans to offshore drilling companies, including a minimum free cash covenant and provisions similar to those covenants and default clauses included in the 1998 Notes and 1998 Loans.

           Since the delivery of Eirik Raude and commencement of operation under the EnCana contract on November 1, 2002, the Company has negotiated certain amendments to the terms of the Fortis Facility, including:

           a a reduction in the minimum cash requirement from USD 20 million to USD 10 million,

           b postponement of the principal instalment of USD 6.25 million falling due in December 2002, until December 2007,

           c postponement of 70% of the principal instalment equal to approximately USD 4.4 million falling due in June 2003, 50% repayable over the next 9 instalments and 50% on final maturity (2003 - 2008),

           d an option to postpone 70% of the principal instalment equal to approximately USD 4.8 million falling due in December 2003, 50% repayable over the next 8 instalments and 50% on final maturity (2004 - 2008),

           e an option to request the release of cash equal to the 30% portion of the June 2003 installment and the 30% portion of the December 2003 installment, totaling approximately USD 3.8 million, on April 30, 2004 provided Eirik Raude is on contract at the time, 50% repayable monthly over the following 14 months and 50% repayable after 14 months,

           f a temporarily reduction in the minimum net asset value requirement from USD 150 million to USD 75 million throughout 2004, and

           g conforming changes to the cash retention mechanism reflecting the changes in the repayment profile.

           The effect of the above on the repayment schedule is to postpone approximately USD 15 million of early installments, increase the amount of each remaining semi annual installments from approximately USD 6.2 million to approximately USD 7 million and to increase the balloon payment in 2008 from approximately USD 25 million to approximately USD 34 million.

           These amendments are contained in amendment agreements dated March 14, 2003 and September 29, 2003. The latter amendment agreement including amendments d) - g) above was approved by shareholders during the Equity Offering in November 2003.


           In May / June 2002, the Company issued a zero coupon bond totaling USD 52.9 million with payment to the company of USD 43.1 million resulting in a discount of USD 9.8 million. The loan amortized in four separate installments on October 13, 2002, December 13, 2002, March 13, 2003 and May 13, 2003. The Company had the right to extend the final installment, fully or partly by up to three months. The right can only be used one time. An interest rate of 2.5% per month will be payable by the Company if the extension clause is used. In August / September 2002 a total of USD 32.6 million of the May 2002 zero coupon loan was converted to a new Zero coupon Mandatory Convertible Bond issued by the Company in August/ September 2002 with maturity August 23, 2005. In May 2003, the Company announced that it had exercised the option to extend the final installment of the May 2002 bond by three months to August 13, 2003. The loan was fully repaid on August 13, 2003.

           In August/ September 2002, the Company issued a Mandatory Convertible Bond totaling NOK 669.5 million (USD 88.1 million at historical exchange rates) consisting of NOK 323.9 million

           (USD 42.6 million at historical exchange rates) in new liquidity and NOK 345.6 (USD 45.5 million at historical exchange rates) that was converted from existing loans to the new loan. The loan is convertible into shares in the Company at a conversion price of NOK 35 per share.

           Participants in the new Mandatory Convertible Bond were given a total of 191,275,323 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31, 2002. On October 31, 2002 a total of 191,258,154 of the independent subscription rights were exercised. Rights not exercised by October 31, 2002 lapsed.



           RESTRICTED CASH

           Restricted cash relates to cash paid to the retention account relating to the Fortis Facility, cash pledged as collateral for bank guarantees, collateral to other suppliers and employee withholding tax amounts.

           Below are restricted cash items at December 31, 2002 and September 30, 2003:

                                                AS OF DECEMBER 31, 2002        AS OF SEPT. 30, 2003        AS OF SEPT. 30, 2003
                                                -----------------------        --------------------        --------------------
                                                          NOK                          NOK                         USD
                                                                             (AMOUNTS IN THOUSANDS)
Trust Accounts
Fortis Facility account                                  2,881                       41,570                       5,891

Pledged as collateral for bank guarantees
to shipyards/ suppliers and other
restricted cash items                                    5,746                       1,014                         144
                                              -------------------------------------------------------------------------------------
TOTAL RESTRICTED CASH                                    8,627                       42,584                       6,035
                                              =====================================================================================



4.    INTEREST AND OTHER FINANCIAL EXPENSES

                                                THREE MONTHS ENDED SEPT. 30,                     NINE MONTHS ENDED SEPT. 30,
                                                ----------------------------                     ---------------------------
                                                2002                      2003                     2002                    2003
                                                ----                      ----                     ----                    ----
                                                NOK                        NOK                     NOK                     NOK
                                              (amounts in              (amounts in             (amounts in              (amounts in
                                               thousands)               thousands)              thousands)                thousands)
Total interest expense                          139,362                  85,819                  381,182                  252,399
Less capitalized interest                     (106,118)                                        (301,488)
Amortization of debt issuance costs               4,690                   5,434                   30,369                   16,616
Foreign exchange losses                         129,315                -140,241                  358,028                    9,064
Other financial expenses                          1,895                   7,870                    6,644                   10,047
                                       --------------------------------------------------------------------------------------------


Interest and other financial expenses           169,143                 -41,117                  474,734                  288,124
                                       ============================================================================================

5.    DEBT ISSUANCE COSTS

           Debt issuance costs of NOK 66.7 million (USD 9.45 million) are included in the consolidated balance sheet as of September 30, 2003 in "Long term receivables and other assets", and are amortized over the term of the related debt. At December 31, 2002, capitalized debt issuance costs were NOK 83.2 million (USD 11.79 million).

           Amortization expenses of NOK 16.5 million (USD 2.3 million) and NOK
           30.4 million (USD 4.31 million) are included in "interest and other financial expenses" for the nine months ended September 30, 2003 and 2002, respectively. For the three months ended September 30, 2003, the amortization expenses amounted to NOK 5.3 million (USD 0.75 million), compared to NOK 4.7 million (USD 0.67 million) for the same period in 2002.

6.    DRILLING RIGS

           Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eirikkson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for Leiv Eirikkson and Eirik Raude. The Company subsequently also entered into a contract for the completion and winterization of Eirik Raude with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of Leiv Eirikkson was completed in December 2001 and Eirik Raude was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

           DRILLING RIGS AND OTHER EQUIPMENT

                                                       EIRIK RAUDE       LEIV EIRIKSSON    OTHER EQUIPMENT        TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                           NOK                NOK                NOK               NOK
                                                           ---                ---                ---               ---
                                                                             (AMOUNTS IN THOUSANDS)
Balance at December 31, 2002                              3,971,701           3,484,493           82,305          7,538,499
Investments 2003                                             34,051               8,382            4,323             46,755
Depreciation 2003                                         (126,669)            (97,209)            (883)          (224,761)
Write -down 2003                                                  0                   0                0                  0
Remeasurement                                                     0                   0               23                 23
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003                             3,879,083           3,395,666           85,768          7,360,517
==============================================================================================================================





7.    SHARE ISSUANCES

           In January 2003, the Company issued a total of 35,151,298 new shares with a subscription price of NOK 1.0 per share in the Company's subsequent share issue. The total subscription amount of NOK 35,151,298 was fully paid to the Company in January 2003.

           In March 2003, a total of NOK 925,000 of the Company's Mandatory Convertible Bonds were converted to 265,285 shares in the Company at a subscription price of NOK 3.50 per share.

           In May 2003, a further 782,000 Mandatory Convertible Bonds (issued in August 2002) were converted into 223,428 ordinary shares at 3.50 per share. 8 new shares were issued in connection with the reverse split approved by the Annual General Meeting. These actions increased the total number of registered shares of Ocean Rig ASA (prior to the inverse split becoming effective) from 528,302,434 to 528,525,870.

           As of May 21st, 2003 the Company's share began trading on the basis of par value at NOK 10 as a result of the reverse split 10:1 approved by the Annual General Meeting on May 16th. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587.

           In July 2003, a total of NOK 1,000,000 of the Company's Mandatory Convertible Bonds were converted to 100,000 shares in the Company at a subscription price of NOK 35 per share.

           In August 2003, a total of NOK 12,870,000 of the Company's Mandatory Convertible Bonds were converted to 1,278,000 shares in the Company at a subscription price of NOK 35 per share.

           The conversions in July and August 2003 increased the total number of registered shares of Ocean Rig ASA from to 52,852,587 to 54,239,587.

8.    SEGMENT INFORMATION

            The table below presents information about reported segments for the nine months ended September 30, 2003 and 2002

                                                     OFFSHORE
                                                     DRILLING                 RIG
                                                    OPERATIONS             MANAGEMENT            TOTAL
                                                    ----------             ----------            -----
                                                        NOK                   NOK                  NOK

2002 (RESTATED)                                                   (AMOUNTS IN THOUSANDS)
Revenues                                              340,413                18,027            358,440
(Loss) income before taxes                            255,611                 8,951            216,660
Net (loss) income                                     255,611                 8,951            216,660
Total assets                                        9,302,287                23,863          9,326,150

2003
Revenues                                              508,537                44,642            553,179
(Loss) income before taxes                            232,195                 9,677            222,517
Net (loss) income                                     232,195                 9,677            222,517
Total assets                                        7,683,222                22,576          7,705,799




9.         SUBSEQUENT EVENTS

           Between September 30, 2003 and the date of this report the company has announced the following subsequent events:

           BP has exercised the 4th option for Leiv Eiriksson

           On October 2, 2003, Ocean Rig announced that BP Exploration (Angola) Limited had exercised the 4th option well under the present contract in Angola for Leiv Eiriksson. This well, which will last for an estimated 50 days, will be drilled in a sequence with the previously announced third option under the contract, together estimated to employ the rig until early December 2003.

           BP has exercised the 5th option for Leiv Eiriksson

           On October 6, 2003, Ocean Rig announced that BP Exploration (Angola) Limited had exercised the 5th option well under the present contract in Angola for Leiv Eiriksson on Block 31, which is in ultra deep water. This well, which will last for an estimated 60 days, will be drilled in a sequence with the previously announced 4th option under the contract, together estimated to employ the rig into 2004.

           New contracts for Eirik Raude

           On October 10, 2003, Ocean Rig announced that the Company had entered into an agreement with Repsol YPF Cuba S.A. in the form of a Letter of Intent to drill one well offshore located in the economic exclusive zone (EEZ) of Cuba in deep water (1650 m), including one option, with it's semi submersible drilling rig Eirik Raude. The agreed day rate is USD 195 000 per day. The contract is subject to finalization of detailed terms and conditions.


           On October 20, 2003, Ocean Rig announced that the Company had been awarded a drilling contract with EnCana for Eirik Raude offshore Canada (Weymouth well) with start up on October 19th 2003 and a total contract value of USD 26 million. The company also announced that it has enteres into a farm out agreement with EnCana to participate in the Weymouth well. In connection with this participation, Ocean Rig also announced a proposed equity offering of minimum USD 13.5 million for 8.5 million shares which had been fully subscribed prior to launch at minimum NOK 11 per share.

           Increased capital - Conversion of Mandatory Convertible Bonds

           On October 21, 2003, Ocean Rig announced that investors had converted a further 48,545,000 Mandatory Convertible Bonds (issued in August
           2002) into 1,387,000 ordinary shares at NOK 35 per share. This conversion reduced the outstanding amount under the Mandatory Convertible Bond from NOK 667,745,000 to NOK 619,200,000 and increased the total number of registered shares of Ocean Rig ASA from 52,852,587 to 54,239,587.

           Notice of an Extraordinary General Meeting of Ocean Rig Asa

           On October 21, 2003, Ocean Rig announced that notice was given to the shareholders of Ocean Rig ASA that an extraordinary general meeting of the Company would be held on Tuesday, November 4, 2003.

           Iincreased capital - Conversion of Mandatory Convertible Bonds

           On October 31, 2003, Ocean Rig announced that investors had converted a further 44,647,000 Mandatory Convertible Bonds (issued in August
           2002) into 1,275,627 ordinary shares at NOK 35 per share. This conversion reduced the outstanding amount under the Mandatory Convertible Bond from NOK 619,200,000 to NOK 574,553,000 and increased the number of shares outstanding in Ocean Rig ASA from 54,239,587 to 55,515,214.

           Preliminary Q3 results announced

           On November 5, 2003, Ocean Rig announced that in connection with the release of an offering circular the same day for the pending equity offering, preliminary financial accounts for the third quarter 2003 were released.


           New issuance of shares

           The general meeting held on November 4, 2003 resolved a share capital increase through the issue of 8,500,000 new shares, each with a par value of NOK 10, equaling NOK 85,000,000. The general meeting waived the pre-emptive rights of shareholders relating to the equity offering. The subscription price was determined through a book-building procedure that was commenced after the general meeting.

           The equity offering had been fully subscribed at a minimum price of NOK 11 per share. Some of the investors who had committed to the initial subscription had already placed conditional orders at prices above the minimum subscription price. These orders were entitled to preferential allocation in the event of oversubscription in the equity offering at prices higher than the minimum subscription price, but these orders could be revoked by the initial subscribers until the end of the book building period.

           The structure of the equity offering was developed with a view to ensure equal treatment of all shareholders while at the same time achieve an optimal pricing. The initial subscribers were not paid any consideration for undertaking to subscribe for the new shares at the minimum price. Allocation of the new shares was made with due regard to the equal treatment of all shareholders. The book building was closed at 8 p.m. on November 7, 2003.

           Share issue price

           On November 10, 2003, Ocean Rig announced that following book building, the subscription price for the new shares described above had been determined by the Board of Directors at NOK 11.50 per share. The issue of 8,500,000 new shares at NOK 11.50 per share provided gross proceed of NOK 97,750,000 to the Company, of which NOK 85,000,000 represents new share capital. The total share capital of Ocean Rig ASA increased from NOK 555,152,140 to NOK 640,152,140. The total number of shares increased from 55,515,214 to 64,015,214.


10. RESTATEMENT OF ANNUAL FINANCIAL STATEMENTS OF FISCAL YEAR ENDING 2002 AND FIRST QUARTER 2003

           Following a review of the Company's accounting policies and their application by the Company's new auditors Ernst & Young, the Board of Ocean Rig has concluded that it should restate the annual accounts for the year ended December 31, 2002 and its first quarter results for 2003. The impact of the restatement was to write down the value of one of the two rigs, Eirik Raude, by NOK 1,296 million which has been partially offset by a reversal of a recognized foreign exchange translation loss relating to the same rig of NOK 278 million. The net effect of these changes was a reduction of 2002 year-end rig value and equity of NOK 1,018 million. As a consequence of recognizing the asset impairment adjustment for Eirik Raude in the restated 2002 annual accounts, the write down relating to Eirik Raude recorded in the Company's first Quarter 2003 results has been fully reversed. The combined net effect of the restatement of both our 2002 annual accounts and the first quarter results together with the change in treatment of the translation of the accounts from foreign operations has reduced the equity at end of the third quarter by NOK 627 million. These accounting changes do not have any cash impact for the Company.


11. DIFFERENCES BETWEEN GENERALLY ACCEPTED PRINCIPLES IN NORWAY AND THE UNITED STATES

           The financial statements are prepared in accordance with the generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

           (a)        Reconciliation of net loss and shareholders' equity

           Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:


                                                           THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                     ------------------------------- ----------------------------------------------
                                                        SEPT. 30,       SEPT. 30,       SEPT. 30,       SEPT 30,        SEPT. 30,
                                                          2002             2003            2002           2003            2003
                                                           NOK             NOK             NOK            NOK             USD
                                                     --------------- --------------- -------------- --------------- ---------------
                                                                                (Amounts in thousands)
               Net profit/ (loss) in accordance
               with Norwegian GAAP                        (131,515)          66,076        216,660       (222,517)        (31,536)


               US GAAP adjustments:
               Amortization Troubled debt
               restructuring (i)                                            (2,478)                        (7,434)         (1,054)
                                                     ------------------------------------------------------------------------------

               Net profit/ (loss) in accordance
               with US GAAP                               (131,515)          63,598        216,660       (229,951)        (32,590)
                                                     ==============================================================================




                                                                                     DECEMBER 31,      SEPT. 30,       SEPT. 30,
                                                                                        2002             2003            2003
                                                                                        ----             ----            ----
                                                                                         NOK             NOK             USD
                                                                                   ---------------- --------------- ---------------
                                                                                               (Amounts in thousands)
               Shareholders equity in accordance with Norwegian GAAP                     3,440,717       3,300,959         467,823


               US GAAP adjustments:
               Troubled debt restructuring                                                  26,432          18,998           2,692
                                                                                   ------------------------------------------------

               Net loss in accordance with US GAAP                                       3,464,149       3,319,957         470,515
                                                                                   ================================================




                      (i)        Troubled debt restructuring

           Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP relies on a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.3, Diluted 0.2). Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized at the effective interest rate to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

12.   GUARANTOR FINANCIAL INFORMATION

           Presented below is condensed consolidating financial information for:
           (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis, (iv) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

           The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision referred to in Note 10.

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                                  PARENT       SUBSIDIARY      NON-GUARANTORS      ELIMINATION      CONSOLIDATED
                                    ISSUER       GUARANTOR     GUARANTORS       SUBSIDIARIES         ENTRIES           TOTALS
                                ----------------------------------------------------------------------------------------------------

                                                                                   OR 3 AS, OR 4
                                                                                   AS AND OTHER                      OCEAN RIG ASA
                                  OCEAN RIG     OCEAN RIG       OR 1 AS AND        NON-GUARANTOR                           AND
                                  NORWAY AS        ASA            OR 2 AS          SUBSIDIARIES                       SUBSIDIARIES
                                ----------------------------------------------------------------------------------------------------
                                       NOK             NOK             NOK                 NOK             NOK              NOK
                                                                      (AMOUNTS IN THOUSANDS)
OPERATING REVENUES:                          -             -         102,627              55,259          (9,570)           148,316

OPERATING EXPENSES:
Salaries and personnel expenses              -         2,274          52,149              56,614          (7,941)           103,096
Other operating and
  administrative expenses                    -        12,939          13,502              19,562          (2,633)            43,370
Depreciation and amortization                -            60          32,186                 306                -            32,552
Equity in investee losses               85,870       268,540               -                   -        (354,410)                 -
                                ----------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                85,870       283,813          97,837              76,482        (364,984)           179,018
                                ----------------------------------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------------------
Operating income (loss)               (85,870)     (283,813)           4,790            (21,223)          355,414          (30,702)
                                ----------------------------------------------------------------------------------------------------

Interest income                         51,103        16,277         (1,828)               2,690               89            68,331
Interest expense and other
  financial expenses                  (213,326)        15,524        (74,009)             (3,450)        (106,118)         (169,143)
                                ----------------------------------------------------------------------------------------------------
NET FINANCIAL INCOME (LOSS)          (162,223)        31,801         (75,83)               (760)          106,207         (100,812)
                                ----------------------------------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------------------
Net income (loss) before taxes       (248,093)     (252,012)        (71,047)            (21,983)          461,621         (131,514)
                                ----------------------------------------------------------------------------------------------------

Tax expense                                  -             -               -                 (1)                                (1)

                                ----------------------------------------------------------------------------------------------------
Net income (loss)                    (248,093)     (252,012)       (71,047))            (21,984)          461,621         (131,515)
                                ----------------------------------------------------------------------------------------------------

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                                                     PARENT      SUBSIDIARY
                                                       ISSUER      GUARANTOR     GUARANTORS
----------------------------------------------------------------------------------------------
                                                     OCEAN RIG     OCEAN RIG    OR 1 AS AND
                                                     NORWAY AS        ASA         OR 2 AS
----------------------------------------------------------------------------------------------
                                                        NOK           NOK           NOK
                                                                 (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                                             0            0        227,077
                                                                0            0              0
Operating expenses:                                             0            0              0
Salaries and personnel expenses                                 0        2,307            376
Other operating and administrative expenses                     0          934        118,266
Depreciation, amortization and asset impairment
write down                                                      0           13         61,079
Equity in investee losses                                (82,588)     (44,117)              0
                                                   -------------------------------------------
Total operating expenses                                 (82,588)     (40,863)        179,721
                                                   -------------------------------------------

                                                   -------------------------------------------
OPERATING INCOME (LOSS)                                    82,588       40,863         47,356
                                                   ===========================================

Interest income and other financial income                      0            8             60
Net exchange gains and losses                                   0            0              0
Interest expense and other financial expenses            (27,730)     (20,691)         35,165
                                                   -------------------------------------------
Net financial income (loss)                              (27,730)     (20,683)         35,226
                                                   -------------------------------------------

                                                   -------------------------------------------
NET INCOME (LOSS) BEFORE TAXES                             54,858       20,180         82,582
                                                   ===========================================

                                                   -------------------------------------------
Tax expense                                                     0            0              0
                                                   -------------------------------------------

                                                   -------------------------------------------
NET INCOME (LOSS)                                          54,858       20,180         82,582
                                                   ===========================================


                                                   NON-GUARANTORS    ELIMINATION      CONSOLIDATED
                                                    SUBSIDIARIES       ENTRIES           TOTALS
------------------------------------------------------------------------------------------------------
                                                  OR 3 AS, OR 4 AS   ELIMINATION   OCEAN RIG ASA AND
                                                     AND OTHER
                                                   NON-GUARANTOR
                                                    SUBSIDIARIES       ENTRIES        SUBSIDIARIES
------------------------------------------------------------------------------------------------------
                                                        NOK              NOK              NOK
                                                                (AMOUNTS IN THOUSANDS)

OPERATING REVENUES:                                          71,264      (115,306)            183,035
                                                                  0              0                  0
Operating expenses:                                               0              0                  0
Salaries and personnel expenses                              45,287        (8,391)             39,579
Other operating and administrative expenses                  33,438      (106,916)             45,722
Depreciation, amortization and asset impairment
write down                                                      276         11,851             73,219
Equity in investee losses                                         0        126,705                  0
                                                 -----------------------------------------------------
Total operating expenses                                     79,001         23,250            158,520
                                                 -----------------------------------------------------

                                                 -----------------------------------------------------
OPERATING INCOME (LOSS)                                     (7,737)      (138,556)             24,515
                                                 =====================================================

Interest income and other financial income                    7,441        (7,056)                443
Net exchange gains and losses                                     0              0                  0
Interest expense and other financial expenses              (10,559)         64,935             41,117
                                                 -----------------------------------------------------
Net financial income (loss)                                 (3,119)         57,867             41,561
                                                 -----------------------------------------------------

                                                 -----------------------------------------------------
NET INCOME (LOSS) BEFORE TAXES                             (10,856)       (80,688)             66,076
                                                 =====================================================

                                                 -----------------------------------------------------
Tax expense                                                       0              0                  0
                                                 -----------------------------------------------------

                                                 -----------------------------------------------------
NET INCOME (LOSS)                                          (10,856)       (80,688)             66,076
                                                 =====================================================

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                                                        PARENT       SUBSIDIARY
                                                          ISSUER       GUARANTOR     GUARANTORS
                                                      ----------------------------------------------



                                                        OCEAN RIG    OCEAN RIG      OR 1 AS AND OR
                                                        NORWAY AS         ASA           2 AS
                                                      ---------------------------------------------
                                                           NOK            NOK            NOK
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING REVENUES:                                                -             -         238,891

OPERATING EXPENSES:
Salaries and personnel expenses                                    -        10,703          91,921
Other operating and administrative expenses                        -        43,424         129,035
Depreciation and amortization                                      -           179          96,470
Equity in investee losses                                    179,984      (12,266)               -
                                                      ---------------------------------------------
TOTAL OPERATING EXPENSES                                     180,120        42,040         317,426
                                                      ---------------------------------------------

                                                      ---------------------------------------------
OPERATING INCOME (LOSS)                                    (180,120)      (42,040)        (78,535)
                                                      ---------------------------------------------

Interest income                                              621,956        69,343         183,120
Interest expense and other financial expenses              (363,395)     (126,273)       (282,331)
                                                      ---------------------------------------------
Net financial income (loss)                                  258,561      (56,930)        (99,211)
                                                      ---------------------------------------------

                                                      ---------------------------------------------
NET INCOME (LOSS) BEFORE TAXES                                78,441      (98,970)       (177,746)
                                                      ---------------------------------------------

Tax expense                                                        -             -               -

                                                      ---------------------------------------------
Net income (loss)                                             78,441      (98,970)       (177,746)
                                                      ---------------------------------------------


                                                     NON-GUARANTORS      ELIMINATION        CONSOLIDATED
                                                      SUBSIDIARIES         ENTRIES             TOTALS
                                                   ----------------------------------------------------------

                                                     OR 3 AS, OR 4 AS
                                                        AND OTHER
                                                      NON-GUARANTOR                        OCEAN RIG ASA
                                                      SUBSIDIARIES                        AND SUBSIDIARIES
                                                   ---------------------------------------------------------
                                                           NOK               NOK                NOK
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING REVENUES:                                            149,161         (29,612)             358,440

OPERATING EXPENSES:
Salaries and personnel expenses                                114,428         (23,753)             193,299
Other operating and administrative expenses                     87,688          (5,868)             254,415
Depreciation and amortization                                      852                -              97,501
Equity in investee losses                                            -       (167,719 -
                                                   ---------------------------------------------------------
TOTAL OPERATING EXPENSES                                       202,968        (197,339)             545,215
                                                   ---------------------------------------------------------

                                                   ---------------------------------------------------------
OPERATING INCOME (LOSS)                                       (53,807)          167,727           (186,775)
                                                   ---------------------------------------------------------

Interest income                                                  3,679               89             878,187
Interest expense and other financial expenses                  (4,223)          301,488           (474,734)
                                                   ---------------------------------------------------------
Net financial income (loss)                                      (544)          301,577             403,453
                                                   ---------------------------------------------------------

                                                   ---------------------------------------------------------
NET INCOME (LOSS) BEFORE TAXES                                (54,351)          469,304             216,678
                                                   ---------------------------------------------------------

Tax expense                                                       (17)                -                (17)

                                                   ---------------------------------------------------------
Net income (loss)                                             (54,351)          469,304             216,660
                                                   ---------------------------------------------------------

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                                                    PARENT       SUBSIDIARY
                                                     ISSUER        GUARANTOR     GUARANTORS
                                                 ---------------------------------------------



                                                      OCEAN RIG                    OR 1 AS AND
                                                      NORWAY AS     OCEAN RIG ASA    OR 2 AS
                                                 ---------------------------------------------
                                                         NOK             NOK           NOK
                                                                (Amounts in thousands)

Operating revenues:                                            0             0        506,957

Operating expenses:
Salaries and personnel expenses                                0         6,771          5,964
Other operating and administrative expenses                    5         1,500        172,887
Depreciation and amortization                                  0            38        188,313
Equity in investee losses                              (360,212)     (148,566)
                                                 ---------------------------------------------
Total operating expenses                               (360,207)     (140,257)        367,164
                                                 ---------------------------------------------

                                                 ---------------------------------------------
Operating income (loss)                                  360,207       140,257        139,793
                                                 =============================================

Interest income and other financial income                    17           251            127
Net exchange gains and losses                                  0             0              0
Interest expense and other financial expenses          (182,799)      (71,908)        220,322
                                                 ---------------------------------------------
Net financial income (loss)                            (182,782)      (71,657)        220,449
                                                 ---------------------------------------------

                                                 ---------------------------------------------
Net income (loss) before taxes                           177,425        68,600        360,242
                                                 =============================================

Tax expense                                                    0             0              0

                                                 ---------------------------------------------
Net income (loss)                                        177,425        68,600        360,242
                                                 =============================================


                                               NON-GUARANTORS     ELIMINATION     CONSOLIDATED
                                                SUBSIDIARIES        ENTRIES          TOTALS
                                              ----------------------------------------------------

                                                 OR 3 AS, OR 4 AS
                                                   AND OTHER
                                                 NON-GUARANTOR      ELIMINATION   OCEAN RIG ASA
                                                 SUBSIDIARIES        ENTRIES     AND SUBSIDIARIES
                                              ----------------------------------------------------
                                                      NOK               NOK             NOK
                                                              (Amounts in thousands)

Operating revenues:                                     198,924       (152,701)           553,179

Operating expenses:
Salaries and personnel expenses                         103,895        (24,412)            92,218
Other operating and administrative expenses             125,684       (128,289)           171,786
Depreciation and amortization                               857          35,553           224,761
Equity in investee losses                                               508,778                 0
                                              ----------------------------------------------------
Total operating expenses                                230,436         391,630           488,765
                                              ----------------------------------------------------

                                              ----------------------------------------------------
Operating income (loss)                                (31,512)       (544,331)            64,414
                                              ====================================================

Interest income and other financial income                7,864         (7,066)             1,193
Net exchange gains and losses                                 0               0                 0
Interest expense and other financial expenses           (5,356)       (248,383)         (288,124)
                                              ----------------------------------------------------
Net financial income (loss)                               2,508       (255,449)         (286,931)
                                              ----------------------------------------------------

                                              ----------------------------------------------------
Net income (loss) before taxes                         (29,004)       (799,780)         (222,517)
                                              ====================================================

Tax expense                                                                                     0

                                              ----------------------------------------------------
Net income (loss)                                      (29,004)       (799,780)         (222,517)
                                              ====================================================

                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 2002

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                                                     PARENT        SUBSIDIARY
                                                    ISSUER          GUARANTOR      GUARANTORS
                                              --------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG     OR 1 AS AND
                                                   NORWAY AS             ASA           OR 2 AS
                                              --------------------------------------------------
                                                            (AMOUNTS IN NOK THOUSANDS)
ASSETS

Machinery and equipment                                        -          78,601       7,354,594
Long term receivables and other assets                    47,305          30,641           8,421
Intercompany loan receivable                           5,931,657          14,093          69,530
Investment at equity                                     174,353       3,965,124               -
                                              --------------------------------------------------
    TOTAL NON-CURRENT ASSETS                           6,153,315       4,088,459       7,432,545
                                              --------------------------------------------------

Other current assets                                           -           6,110          80,188
Restricted cash                                                -           1,275           3,700
Cash and cash equivalents                                    106          83,196          39,060
                                              --------------------------------------------------
    TOTAL CURRENT ASSETS                                     106          90,581         122,948
                                              --------------------------------------------------

                                              --------------------------------------------------
            TOTAL ASSETS                               6,153,421       4,179,040       7,555,493
                                              --------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                                          2,699,651         492,887         504,100
Other equity                                             997,234       2,539,568         252,953
                                              --------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                             3,696,885       3,032,455         757,053
                                              --------------------------------------------------

Pension liabilities                                            -             591               -
Intercompany loan payable                                      -           5,691       5,979,545
Convertible loans                                              -         996,143               -

Long-term debt                                         2,438,100               -         667,393
                                              --------------------------------------------------

TOTAL LONG-TERM LIABILITIES                            2,438,100       1,002,425       6,646,938
                                              --------------------------------------------------

Accounts payable                                               -           5,908          44,306
Short term loan                                                -          84,322               -
Other current liabilities                                 18,436          53,930         107,196
                                              --------------------------------------------------
TOTAL CURRENT LIABILITIES                                 18,436         144,160         151,502
                                              --------------------------------------------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
 IN ACCORDANCE WITH NORWEGIAN GAAP                     6,153,421       4,179,040       7,555,493
                                              --------------------------------------------------


                                               NON-GUARANTORS   ELIMINATION     CONSOLIDATED
                                                SUBSIDIARIES      ENTRIES          TOTALS
                                              -------------------------------------------------

                                                  OR 3 AS, OR 4
                                                   AS, OTHER
                                                  NON-GUARANTOR                   OCEAN RIG ASA
                                                  SUBSIDIARIES                  AND SUBSIDIARIES
                                              -------------------------------------------------
                                                          (AMOUNTS IN NOK THOUSANDS)
ASSETS

Machinery and equipment                                 2,399        102,895         8,538,499
Long term receivables and other assets                  7,553            -98            93,822
Intercompany loan receivable                           22,273     -6,037,553                 -
Investment at equity                                        -     -4,139,477                 -
                                              -------------------------------------------------
    TOTAL NON-CURRENT ASSETS                           32,225    -10,074,233         8,632,321
                                              -------------------------------------------------

Other current assets                                   34,454           -442           120,310
Restricted cash                                         3,652              -             8,627
Cash and cash equivalents                              14,984              -           137,346
                                              -------------------------------------------------
    TOTAL CURRENT ASSETS                               53,090           -442           266,283
                                              -------------------------------------------------

                                              -------------------------------------------------
            TOTAL ASSETS                               85,315    -10,074,675         8,898,604
                                              -------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                                           1,105     -3,204,856           492,887
Other equity                                         -317,484       -524,451         2,947,830
                                              -------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                           -316,379     -3,729,307         3,440,717
                                              -------------------------------------------------

Pension liabilities                                         -                              591
Intercompany loan payable                             359,633     -6,344,869                 -
Convertible loans                                           -              -           996,143

Long-term debt                                             60           (59)         3,105,494
                                              -------------------------------------------------

TOTAL LONG-TERM LIABILITIES                           359,693     -6,344,928         4,102,228
                                              -------------------------------------------------

Accounts payable                                        8,985                           59,199
Short term loan                                             -                           84,322
Other current liabilities                              33,016          (439)           212,139
                                              -------------------------------------------------
TOTAL CURRENT LIABILITIES                              42,001          (439)           355,660
                                              -------------------------------------------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
 IN ACCORDANCE WITH NORWEGIAN GAAP                     85,315   (10,074,675)         7,898,604
                                              -------------------------------------------------

                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                                                     PARENT        SUBSIDIARY
                                                    ISSUER          GUARANTOR      GUARANTORS
                                              -------------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG     OR 1 AS AND
                                                   NORWAY AS             ASA           OR 2 AS
                                              -------------------------------------------------------
                                                                 (Amounts in NOK thousands)
ASSETS

Machinery and equipment                                         0          112,173          7,179,625
Long term receivables and other assets                     40,744           21,840              7,476
Intercompany loan receivable                            5,944,041           16,799            295,883
Investment in subsidiaries                                534,566        4,113,690                  0
                                               ------------------------------------------------------
    TOTAL NON-CURRENT ASSETS                            6,519,351        4,264,502          7,482,984
                                               ------------------------------------------------------

Other current assets                                            0            2,642            102,562
Restricted cash                                                 0            1,014             41,570
Cash and cash equivalents                                     315           27,649             55,544
                                               ------------------------------------------------------
    Total current assets                                      315           31,305            199,676
                                               ------------------------------------------------------

                                               ------------------------------------------------------
            TOTAL ASSETS                                6,519,666        4,295,807          7,682,660
                                               ======================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                        1,119,802        2,586,800            266,626
Share capital                                           2,699,651          542,396            504,101
Other equity                                            1,174,660        2,641,828            357,238
                                               ------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                          3,874,311        3,184,223            861,339
                                               ------------------------------------------------------

Pension liabilities                                             0              592                  0
Intercompany loan payable                                 119,775           89,581          6,008,250
Convertible loans                                               0          962,518                  0
Long-term debt                                          2,460,142                0            697,132
Investment in subsidiaries                                                       0                  0
                                               ------------------------------------------------------
    TOTAL LONG-TERM LIABILITIES                         2,579,917        1,052,691          6,705,382
                                               ------------------------------------------------------

Accounts payable                                                0            1,231             74,243
Short term loan                                                 0           28,096                  0
Other current liabilities                                  65,438           29,566             41,696
                                               ------------------------------------------------------
     TOTAL CURRENT LIABILITIES                             65,438           58,893            115,939
                                               ------------------------------------------------------

                                               ------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY IN
   ACCORDANCE WITH NORWEGIAN GAAP                       6,519,666        4,295,807          7,682,660
                                               ======================================================



                                                NON-GUARANTORS       ELIMINATION        CONSOLIDATED
                                                 SUBSIDIARIES          ENTRIES             TOTALS
                                              --------------------------------------------------------

                                                  OR 3 AS, OR 4
                                                   AS, OTHER
                                                  NON-GUARANTOR                         OCEAN RIG ASA
                                                  SUBSIDIARIES                        AND SUBSIDIARIES
                                              --------------------------------------------------------
                                                             (Amounts in NOK thousands)
ASSETS

Machinery and equipment                                     1,473           67,245          7,360,517
Long term receivables and other assets                      7,419                0             77,479
Intercompany loan receivable                              133,076      (6,389,799)                  0
Investment in subsidiaries                                      0      (4,648,256)                  0
                                               -------------------------------------------------------
    TOTAL NON-CURRENT ASSETS                              141,969     (10,970,810)          7,437,996
                                               -------------------------------------------------------

Other current assets                                       28,309                0            133,513
Restricted cash                                                 1                0             42,584
Cash and cash equivalents                                   8,197                0             91,705
                                               -------------------------------------------------------
    Total current assets                                   36,507                0            267,803
                                               -------------------------------------------------------

                                               -------------------------------------------------------
            TOTAL ASSETS                                  178,476     (10,970,810)          7,705,799
                                               =======================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                        (335,689)        (281,028)
Share capital                                               1,105      (3,204,856)            542,396
Other equity                                            (346,384)      (1,068,779)          2,758,562
                                               -------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                          (345,279)      (4,273,635)          3,300,959
                                               -------------------------------------------------------

Pension liabilities                                             0                0                592
Intercompany loan payable                                 479,509      (6,697,116)                  0
Convertible loans                                               0                0            962,518
Long-term debt                                                 60             (60)          3,157,274
Investment in subsidiaries                                      0                0                  0
                                               -------------------------------------------------------
    TOTAL LONG-TERM LIABILITIES                           479,569      (6,697,176)          4,120,384
                                               -------------------------------------------------------

Accounts payable                                           10,915                0             86,389
Short term loan                                                 0                0             28,096
Other current liabilities                                  33,271                0            169,972
                                               -------------------------------------------------------
     TOTAL CURRENT LIABILITIES                             44,186                0            284,456
                                               -------------------------------------------------------

                                               -------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY IN
   ACCORDANCE WITH NORWEGIAN GAAP                         178,476     (10,970,810)          7,705,799
                                               =======================================================

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS




                                                                     PARENT        SUBSIDIARY
                                                    ISSUER          GUARANTOR      GUARANTORS
                                               -----------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG     OR 1 AS AND
                                                   NORWAY AS             ASA           OR 2 AS
                                               -----------------------------------------------------
                                                      NOK              NOK              NOK
                                                               (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                      (248,093)       (252,012)          (71,047)
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities:
  Equity in investee losses                               85,870         268,540                 -
  Depreciation and amortization                            2,187          44,889            32,561
  Net unrealized foreign exchange loss                     (963)           2,147           (6,760)
Change in operating assets and liabilities:
  Other current assets                                       (2)          52,075           (4,099)
  Accounts payable                                             -          15,766            28,997
  Other liabilities                                       42,864        (85,428)           217,366
                                               -----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                             (118,137)          45,977           168,732
                                               -----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                 -         743,087       (1,197,073)
Change in restricted cash                                      -          21,637           118,188
Purchases of machinery and equipment                           -        (34,816)            17,734
Investment in subsidiaries                             (660,000)       (942,000)                 -
Net change in long-term receivable and
intercompany balances                                  (163,863)       (131,599)           149,473
                                               -----------------------------------------------------

NET CASH FLOW USED IN INVESTMENT ACTIVITIES            (823,863)       (343,691)         (911,678)
                                               -----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                 942,000           11,954          660,000
Net proceeds from the issuance of equity or
notes/loans                                                    -          288,992              (2)
                                               -----------------------------------------------------

NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES           942,000          300,946          659,998
                                               -----------------------------------------------------

                                               -----------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        -           4,974            30,514
                                               -----------------------------------------------------

NET INCREASE (DECREASE) IN CASH                                -           8,206          (52,434)
                                               -----------------------------------------------------

CASH AT THE BEGINNING OF THE PERIOD                          127          45,024            80,835
CASH AT THE END OF THE PERIOD                                127          53,230            28,401
                                               -----------------------------------------------------



                                                NON-GUARANTORS   ELIMINATION     CONSOLIDATED
                                                SUBSIDIARIES       ENTRIES          TOTALS
                                               -------------------------------------------------

                                                 OR 3 AS, OR 4
                                                  AS, OTHER
                                                 NON-GUARANTOR                   OCEAN RIG ASA
                                                 SUBSIDIARIES                  AND SUBSIDIARIES
                                               -------------------------------------------------
                                                   NOK             NOK               NOK
                                                            (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                   (21,984)          461,621         (131,515)
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities:
  Equity in investee losses                                -        (354,410)                 -
  Depreciation and amortization                       28,309                -            79,943
  Net unrealized foreign exchange loss                28,309          182,922           205,655
Change in operating assets and liabilities:
  Other current assets                              (29,576)                -            18,398
  Accounts payable                                      (34)                -            44,729
  Other liabilities                                   23,396        (236,095)          (37,897)
                                               -------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                               417           54,038           151,027
                                               -------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                             -         (53,864)         (507,850)
Change in restricted cash                          (128,804)                -            11,021
Purchases of machinery and equipment                    (51)                -          (17,133)
Investment in subsidiaries                                 -        1,062,000                 -
Net change in long-term receivable and
intercompany balances                                145,992            (178)             (175)
                                               -------------------------------------------------

NET CASH FLOW USED IN INVESTMENT ACTIVITIES           17,137        1,547,958         (514,137)
                                               -------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                   -      (1,602,000)            11,954
Net proceeds from the issuance of equity or
notes/loans                                                -                2           288,992
                                               -------------------------------------------------

NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES             -      (1,601,998)           300,946
                                               -------------------------------------------------

                                               -------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH             (27,672)                2             7,818
                                               -------------------------------------------------

NET INCREASE (DECREASE) IN CASH                     (10,118)              (2)          (54,346)
                                               -------------------------------------------------

CASH AT THE BEGINNING OF THE PERIOD                   16,520                -           142,506
CASH AT THE END OF THE PERIOD                          6,402                -            88,160
                                               -------------------------------------------------


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                                                     PARENT        SUBSIDIARY
                                                    ISSUER          GUARANTOR      GUARANTORS
                                              -----------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG     OR 1 AS AND
                                                   NORWAY AS             ASA           OR 2 AS
                                              -----------------------------------------------------
                                                     NOK              NOK              NOK
                                                               (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                        54,858          20,180             82,582
Equity in investee losses                              (82,588)        (44,117)                  0
  Depreciation and amortization                           2,187          10,421             61,447
Sale of assets                                                0               0                  0
  Net unrealized foreign exchange loss                 (80,171)         (4,766)             22,819
Change in operating assets and liabilities:
  Other current assets                                        0          34,203          (114,339)
  Accounts payable                                            0         (2,978)             54,304
  Other liabilities                                      40,949           6,405                893
                                               ----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                             (64,765)          19,348            107,706
                                               ----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                0               0             30,345
Change in restricted cash                                     0             706           (41,570)
Purchases of machinery and equipment                          0        (33,572)           (13,639)
Net change in long-term receivable and
intercompany balances                                    64,758          53,469          (107,384)
                                               ----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES              64,758          20,604          (132,248)
                                               ----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                      0             177                  0
Net proceeds from  issuance of equity or
notes/loans                                                 (0)        (35,029)                  0
                                               ----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                0        (34,852)                  0
                                               ----------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                     (1)         (1,026)              (108)

                                               ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                             (8)           4,074           (24,650)
                                               ----------------------------------------------------

 CASH AT THE BEGINNING OF THE PERIOD                        323          23,575             80,194
 CASH AT THE END OF THE PERIOD                              315          27,649             55,544
                                               ====================================================


                                               NON-GUARANTORS   ELIMINATION        CONSOLIDATED
                                                SUBSIDIARIES      ENTRIES             TOTALS
                                              ---------------------------------------------------

                                                 OR 3 AS, OR 4
                                                  AS, OTHER
                                                 NON-GUARANTOR                     OCEAN RIG ASA
                                                 SUBSIDIARIES                    AND SUBSIDIARIES
                                              ----------------------------------------------------
                                                     NOK                 NOK              NOK
                                                              (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                      (10,856)        (80,689)             66,074
Equity in investee losses                                     0         126,705                  0
  Depreciation and amortization                             276          11,851             86,181
Sale of assets                                              645               0                645
  Net unrealized foreign exchange loss                    (403)        (57,866)          (120,387)
Change in operating assets and liabilities:
  Other current assets                                   66,981               0           (13,155)
  Accounts payable                                      (1,777)               0             49,549
  Other liabilities                                    (64,035)               0           (15,788)
                                               ----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                              (9,170)               0             53,119
                                               ----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                9               0             30,354
Change in restricted cash                                 1,173               0           (39,690)
Purchases of machinery and equipment                          0               0           (47,211)
Net change in long-term receivable and
intercompany balances                                   (6,876)               0              3,967
                                               ----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES             (5,694)               0           (52,580)
                                               ----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                      0               0                177
Net proceeds from  issuance of equity or
notes/loans                                                   0               0           (35,029)
                                               ----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                0               0           (34,852)
                                               ----------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                       0               0            (1,135)

                                               ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                        (14,864)               0           (35,448)
                                               ----------------------------------------------------

 CASH AT THE BEGINNING OF THE PERIOD                     23,062               0            127,153
 CASH AT THE END OF THE PERIOD                            8,197               0             91,705
                                               ====================================================

                                 OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS



                                                                     PARENT        SUBSIDIARY
                                                    ISSUER          GUARANTOR      GUARANTORS
                                              -----------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG     OR 1 AS AND
                                                   NORWAY AS             ASA           OR 2 AS
                                              -----------------------------------------------------
                                                      NOK              NOK              NOK
                                                                (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                         78,441        (98,970)         (177,746)
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities:
  Equity in investee losses                              179,984        (12,266)
  Depreciation and amortization                            6,651          56,850           162,530
  Net unrealized foreign exchange loss                 (552,555)         (7,727)         (152,434)
Change in operating assets and liabilities:
  Other current assets                                       (4)           1,863          (11,537)
  Accounts payable                                             -          14,496             5,315
  Other liabilities                                       38,401       (119,850)           269,624
                                               ----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                             (249,172)       (165,604)            95,752
                                               ----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                 -       (373,826)         (939,033)
Change in restricted cash                                      -           5,097           209,732
Purchases of machinery and equipment                           -        (36,994)           (5,257)
Investment in subsidiaries                             (660,000)       (942,000)                 -
Net change in long-term receivable and
intercompany balances                                   (32,827)         271,484           (6,818)
                                               ----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES
                                                       (692,827)     (1,076,239)         (741,376)
                                               ----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                 942,000        1,063,131          660,000
Net proceeds from the issuance of equity or
notes/loans                                                    -           98,128         (12,355)
                                               ----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES
                                                         942,000       1,161,259           647,645
                                               ----------------------------------------------------

                                               ----------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                      (8)             452           (2,040)

                                               ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                              (7)        (80,132)              (19)

                                               ----------------------------------------------------
CASH AT THE BEGINNING OF THE PERIOD                          134         133,362            28,420
CASH AT THE END OF THE PERIOD                                127          53,230            28,401
                                               ----------------------------------------------------


                                               NON-GUARANTORS     ELIMINATION     CONSOLIDATED
                                                SUBSIDIARIES        ENTRIES          TOTALS
                                              --------------------------------------------------

                                                  OR 3 AS, OR 4
                                                   AS, OTHER
                                                  NON-GUARANTOR                    OCEAN RIG ASA
                                                  SUBSIDIARIES                   AND SUBSIDIARIES
                                              ---------------------------------------------------
                                                       NOK              NOK               NOK
                                                              (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                     (54,368)          469,304           216,660
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities:
  Equity in investee losses                                           (167,718)                 -
  Depreciation and amortization                            852                -           226,793
  Net unrealized foreign exchange loss                  28,588          181,659         (502,469)
Change in operating assets and liabilities:
  Other current assets                                (54,843)                -          (64,521)
  Accounts payable                                      12,928                -            32,739
  Other liabilities                                     61,404        (184,053)            65,526
                                              ----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                             (5,439)          299,192          (25,271)
                                              ----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                               -        (281,686)       (1,594,545)
Change in restricted cash                            (128,235)                -            86,594
Purchases of machinery and equipment                   371,333            (109)           328,973
Investment in subsidiaries                                   -        1,602,000                 -
Net change in long-term receivable and
intercompany balances                                (211,874)         (17,399)             2,566
                                              ----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES
                                                        31,224        1,302,806       (1,176,412)
                                              ----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                     -      (1,602,000)         1,063,131
Net proceeds from the issuance of equity or
notes/loans                                                  -                2            85,775
                                              ----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES
                                                             -      (1,601,998)         1,148,906
                                              ----------------------------------------------------

                                              ----------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH               (27,672)                -          (29,268)

                                              ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                        (1,887)                -          (82,045)

                                              ----------------------------------------------------
CASH AT THE BEGINNING OF THE PERIOD                      8,289                -           170,205
CASH AT THE END OF THE PERIOD                            6,402                -            88,160
                                              ----------------------------------------------------

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                                                     PARENT            SUBSIDIARY
                                                    ISSUER          GUARANTOR          GUARANTORS
                                              --------------------------------------------------------



                                                   OCEAN RIG           OCEAN RIG       OR 1 AS AND
                                                   NORWAY AS             ASA             OR 2 AS
                                              --------------------------------------------------------
                                                       NOK              NOK                NOK
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                         177,425          68,600           360,242
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
   Equity in investee losses                            (360,212)       (148,566)                 0
  Depreciation and amortization                             6,561          35,566           189,437
Sale of assets                                                  0               0                 0
  Net unrealized foreign exchange loss                     22,042         (2,879)         (250,225)
Change in operating assets and liabilities:
  Other current assets                                          0           3,468          (22,374)
  Accounts payable                                              0         (4,677)            29,937
  Other liabilities                                        47,002        (24,364)          (41,519)
                                                 -----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                              (107,182)        (72,852)           265,498
                                                 -----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                  0               0                 0
Change in restricted cash                                       0             261          (37,870)
Purchases of machinery and equipment                            0        (33,572)          (13,524)
Net change in long-term receivable and
intercompany balances                                     107,391          83,764         (197,647)
                                                 -----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES               107,391          50,454         (249,041)
                                                 -----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                        0          32,923                 0
Net proceeds from  issuance of equity or
notes/loans                                                   (0)        (66,325)                 0
                                                 -----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                  0        (33,402)                 0
                                                 -----------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                         0             254                27

                                                 -----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                               209        (55,547)            16,484
                                                 -----------------------------------------------------

 CASH AT THE BEGINNING OF THE PERIOD                          106          83,196            39,060
 CASH AT THE END OF THE PERIOD                                315          27,649            55,544
                                                 =====================================================


                                                     NON-GUARANTORS   ELIMINATION      CONSOLIDATED
                                                      SUBSIDIARIES      ENTRIES           TOTALS
                                              ------------------------------------------------------

                                                      OR 3 AS, OR 4
                                                        AS, OTHER
                                                      NON-GUARANTOR                   OCEAN RIG ASA
                                                       SUBSIDIARIES                  AND SUBSIDIARIES
                                              -------------------------------------------------------
                                                           NOK                 NOK              NOK
                                                                     (AMOUNTS IN THOUSANDS)
CASH FLOW FROM OPERATIONS:
Net income (loss)                                          (29,004)       (799,781)         (222,518)
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:                                       0
   Equity in investee losses                                      0         508,778                 0
  Depreciation and amortization                                 857          35,553           267,974
Sale of assets                                                  645               0               645
  Net unrealized foreign exchange loss                        (472)         255,450            23,916
Change in operating assets and liabilities:
  Other current assets                                        5,703               0          (13,203)
  Accounts payable                                            1,930               0            27,190
  Other liabilities                                             255               0          (18,625)
                                                 -----------------------------------------------------
NET CASH FLOW (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                                 (20,087)               0            65,377
                                                 -----------------------------------------------------

CASH FLOW FROM INVESTMENTS:
Payments on building contracts                                    0               0                 0
Change in restricted cash                                     3,651               0          (33,957)
Purchases of machinery and equipment                              0               0          (47,096)
Net change in long-term receivable and
intercompany balances                                         9,649               0             3,157
                                                 -----------------------------------------------------
NET CASH FLOW USED IN INVESTMENT ACTIVITIES                  13,300               0          (77,896)
                                                 -----------------------------------------------------

CASH FLOW FROM FINANCING:
Net proceeds from the issuance of shares                          0               0            32,923
Net proceeds from  issuance of equity or
notes/loans                                                       0               0          (66,325)
                                                 -----------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES                    0               0          (33,402)
                                                 -----------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                           0               0               281

                                                 -----------------------------------------------------
NET INCREASE (DECREASE) IN CASH                             (6,787)               0          (45,640)
                                                 -----------------------------------------------------

 CASH AT THE BEGINNING OF THE PERIOD                         14,984                           137,346
 CASH AT THE END OF THE PERIOD                                8,197                            91,705
                                                 =====================================================

                         OCEAN RIG ASA AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled "Forward-looking Statements". All translations from Norwegian kroner ("NOK") to U.S. dollars ("$" or "USD") set forth in the discussion below have been made solely for the convenience of the reader at the Federal Reserve noon buying rate on September 30, 2003 of USD 1.00 = NOK 7.056.

GENERAL OVERVIEW

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of the Company's first two rigs, Rig No. 1 (Leiv Eiriksson) and Rig No. 2 (Eirik Raude). Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil, and Rig No. 2 began operations on November 1, 2002 for EnCana Corporation offshore the East Coast of Canada. The Company sold its remaining two baredecks, Rig No. 3 and Rig No. 4, to Noble Drilling in March 2002.

To date, the Company's capital raising efforts have consisted of the following:

-          private placements of shares in October and November 1996;

-          public offering of shares in Norway in January 1997;

- global offering of shares (including a public offering in Norway) in October 1997;

- issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;

-          private placement and subsequent share issue in September/October
           1999;

-          private placement of shares in June 2000;

-          issuance in May/June 2000 of 13% subordinated convertible bonds due
           2005;

-          issuance in October 2000 of 11% subordinated convertible bonds due
           2005;

-          private placement and subsequent share issue in April/May 2001;

-          incurrence of floating rate loans in June 2001;

- issuance of zero coupon subordinated convertible bonds in November/December 2001;

-          incurrence of short term revolving loan in February 2002

-          private placement and subsequent share issue in April 2002;

- incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;

- private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;

- incurrence of a convertible loan and independent subscription rights in August 2002;

- private placement and subsequent issue of shares in December 2002 and January 2003;

-          private placement and subsequent share issue in November 2003; and

-          financial income on such funds.

Ocean Rig reported in its 6-K report in August 2003 that it did not expect to reach an overall operating profit in 2003, due to certain recent changes under Norwegian GAAP with respect to the treatment of impairment of long lived assets requiring us to report a write down of the book value of our rigs of NOK 646.8 million in the first half of 2003. Following the changes in the first quarter accounts for 2003 resulting from the restatement described in Note 10 to the financial statements, the Company now expects to generate net operating profit in 2003 and in the future, assuming both rigs remain on contract and in operation. Our ability to generate profits remains dependant however, among other factors, on the revenues from our rigs. Failure to have both rigs on contract or operating for any period of time would have a significant impact on our ability to generate profits in the future

Presented below is the Company's EBITDA, which is defined as earnings prior to deductions for net financial items (interest), taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's operating activities and should be read in conjunction with the GAAP financial information of the Company located in the Company's financial statements and notes thereto. The Company frequently uses EBITDA figures to measure operating results and believes that the EBITDA figures provide a good measure to better understand the operating results from variable activities directly related to operations of the rigs, such as utilization and operating regularity as well as income rate and operating costs.



                                                 THREE MONTHS ENDED                         NINE MONTHS ENDED

                                             SEPT. 30,        SEPT. 30,         SEPT. 30,      SEPT. 30,         SEPT. 30,
                                               2002              2003             2002            2003              2003
                                                NOK              NOK              NOK             NOK               USD
                                          ------------------------------------------------------------------------------------
                                                                      (Amounts in thousands)
EBITDA                                          1,850            97,634       (89,274)           289,175               40,983


Depreciation, amortization and asset
impairment write-down                          32,552            73,219         97,501           224,761               31,854

Net financial income/ (loss)                (100,812)            41,561        403,453         (286,931)             (40,665)

Taxes                                             (1)                             (17)

Net income/ (loss)                          (131,515)            66,076        216,660         (222,517)             (31,536)
                                          ------------------------------------------------------------------------------------



RESULTS OF OPERATIONS

Three- and nine month periods ended September 30, 2003, compared to the three-and nine month periods ended September 30, 2002(as restated).

Consolidated operating revenues for the first nine months of 2003 resulted primarily from rig operating activities from the company's two rigs. On a consolidated basis, the Company's operating revenues for the nine months ended September 30, 2003 were NOK 553.2 million (USD 78.4 million) compared to operating revenues of NOK 358.4 million (USD 50.8 million) for the same period in 2002. For the three months ended September 30, 2003, operating revenues were NOK 183.1 million (USD 26.0 million) compared to NOK 148.3 million (USD 21 million) for the same period in 2002.

The Company's operating expenses in 2003 have primarily consisted of personnel expenses, rig operating expenses, and depreciation. Operating expenses exclusive of depreciation amounted to NOK 264 million (USD 37.4 million) for the nine months ended September 30, 2003 compared to NOK 447.7 million (USD 63.5 million) for the same period last year. The improvement in personnel and other operating expenses is mainly due to higher start-up cost for Leiv Eiriksson and cost related to delayed start-up of Eirik Raude in 2002. For the three months ended September 30, 2003, personnel and other operating expenses amounted to NOK 85.3 million (USD 12.1 million) compared to NOK 146.5 million (USD 20.8 million) for the same period last year. Depreciation expense has increased in 2003 compared to 2002 due to depreciation of two rigs in 2003 compared to only one rig in 2002.

The Company incurred an operating profit of NOK 64.4 million (USD 9,1 million) for the first nine months of 2003 compared to an operating loss of NOK 186.8 million (USD 26.5 million) for the first nine months of 2002. For the three months ended September 30, 2003 the operating profit amounted to NOK 24.5 million (USD 3.5 million) compared to a loss of NOK 30.7 million (USD 4.6 million) for the three months ended September 30, 2002.

The Company's cash position resulted in interest income of NOK 1.2 million (USD
0.2 million) in the first nine months of 2003, compared to NOK 18.1 million (USD
2.6 million) for the same period in 2002. For the three months ended September 30, 2003 the interest income amounted to NOK 0.5 million (USD 0.07 million), compared to NOK 14.3 million (USD 2.1 million) in the same period in 2002. The Company has cash and long-term debt denominated in U.S. dollars which resulted in a net foreign exchange loss for the first nine months of 2003 of NOK 9.1 million (USD 1.3 million) compared to a foreign exchange gain of NOK 502.2 million (USD 71.2 million) for the same period in 2002. For the three months ended September 30, 2003 the Company had a foreign exchange profit of NOK 140.3 million (USD 19.9 million), compared to a loss of NOK 75.3 million (USD 10.7 million) in the same period in 2002. The Company had net financial expenses of
286.9 million (USD 40.7 million) for the first nine months of 2003 compared to net financial income of 403.5 million (USD 57.2 million) for the same period in 2002. For the three months ended September 30, 2003 the Company had a net financial income of NOK 41.6 million (USD 5.9 million), compared to net financial expenses of NOK 100.8 million (USD 14.3 million) in the same period in 2002. The primary reason for the difference is the above mentioned large gains on foreign exchange in 2002. In the first nine months of 2002 interest expense totaling NOK 301.5 million (USD 42.7 million) was capitalized related to construction in progress. No interest is capitalized in 2003.

Loss before taxes and net loss for the first nine months of 2003 was NOK 222.5 million (USD 31.5 million) compared to a profit before taxes and net profit of NOK 216.7 million (USD 30.7 million) for the same period in 2002. For the three months ended June 30, 2003 the profit before taxes and net profit amounted to NOK 66.1 million (USD 9.4 million), compared to loss before taxes and net loss of NOK 131.5 million (USD 18.6 million) in the same period in 2002.

The financial statements are based on the assumption that the Company is a going concern.



LIQUIDITY AND CAPITAL RESOURCES

The Annual General Meeting on May 16, 2003, approved a reverse split of shares in the ratio 10:1. As a result of the reverse split, the par value of the Company's share increased from NOK 1 to NOK 10, effective May 21, 2003. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587. (8 new shares where issued to allow total numbers of shares to be divided by 10). The number of shares referred to below in this section is not adjusted to reflect the reverse split of the shares.

Since the commencement of our operations, we have financed our operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from our securities placements. As of December 31, 2002, we had received total proceeds of approximately NOK 10.4 billion (USD 1,322 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10 1/4% senior secured notes due 2008 (the "Notes") and incurrence of floating rate senior secured loans due 2008 (the "1998 Loans").

Ocean Rig's subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the 1998 Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the 1998 Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds were, among other things, used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the Company's two rigs.

In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.9 million at historical exchange ratres) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (updated conversion price at June 30, 2003 is NOK [22.83] per share). The Company also increased its share capital by NOK 266.8 million ( USD 28.6 million at historical exchange rates) by issuing 8,891,900 shares each with a par value of NOK 30.0. The subscription price for this issuance was NOK 40.0 per share. The total subscription amount was NOK 555.7 million (USD 62.8 million at historical exchange rates) for the convertible bonds and the share issuance has been fully paid to the Company.

In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.8 million at historical exchange rates) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75.0 per share (updated conversion price at March 31, 2003 is NOK 24.45 per share).

During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK
200.0 million convertible bond and NOK 300.0 million convertible bonds, respectively, were converted to the Company's new Mandatory Convertible Bond issued in August / September 2002 as discussed below.

In June 2001, Ocean Rig successfully concluded a five-year Loan Facility (the "2001 Loans"), in principal amount of USD 100.0 million, to finance the remaining completion costs of Leiv Eirikkson and Eirik Raude. This Loan Facility refinanced an earlier un-drawn bank facility entered into by Ocean Rig 2 in 1998. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA (the "Fortis Facility"), pursuant to a loan agreement entered into in November 2001, as amended. The Company has negotiated several amendments to and temporary waivers of certain covenants and requirements under this facility, as set forth in Note 3 to the Financial Statements.

In May / June 2002, after a review of the rig construction project the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and a short term bond loan combined with the issuance of shares and warrants. The Company raised an additional NOK 652.7 million (USD 80.9 millions at historical exchange rates) in new liquidity from this financing. The Company exercised its option in May 2003 to extend the final installment due on the short term bond loan from May 13, 2003 to August 13, 2003. This installment has now been paid in full.

In August 2002, the Company issued a mandatory convertible bond loan. Participants in the Company's short-term loan from May and June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new Mandatory convertible bond issue. The subscription amount totalled NOK 669.5 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company's short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1.0 per share by October 31, 2002. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15, 2002 or ii) cost overrun exceeding USD 8.0 million resulting from completion from the rig.

Since the rig was not completed and delivered on contract by October 15, 2002 the independent subscriptions rights became exercisable on October 16, 2002. 191,258,154. 99.99% of the total number of subscription rights were exercised by October 31, 2002. Exercise of the subscription rights provided the Company with approximately USD 25.0 million in new liquidity (at historical exchange rates).

In January 2003, in a subsequent issue, the Company issued shares totalling NOK
35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

In May 2003, the Company received a temporary waiver of certain minimum working capital and value adjusted equity requirements under the Fortis Facility (defined above).

On August 28, 2003, Ocean Rig issued USD 4,000,000 of new short term bonds due on August 28, 2004 for general working capital purposes.

In early November 2003, the Company successfully completed an equity offering of
8.500.000 shares at NOK 11.50 per share, providing gross proceeds of NOK 97.7 million (USD 13.9 million) to the Company.

The Company's operational currency is USD, although some costs are denominated in NOK and GBP. Management has put in place a hedging policy which aims to protect the company's cash flow from substantial weakening of the USD without unduly restricting the possible gain from a strengthening USD.


The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the 1998 Loans and the 2002 Loans.

OFF-BALANCE SHEET ARRANGEMENTS

None.



OUTLOOK

Marketing

Day rates for rigs in the "ultra deep water" segment, this being typically defined as drilling units with ability to work in 2000 meters and deeper, are currently at levels of $150,000 to $205,000.

We are now responding to enquiries for development drilling programmes to commence in 2005 for projects offshore West Africa. The Company's expectation is that West Africa will be the busiest deep water area in 2004, 2005 and onwards, with a substantial number of large fields commencing their development drilling phase.

As an example, Total are planning the drilling of 111 subsea wells commencing in 2005 on a series of deep water development projects in Angola, with BP similarly expected to drill in excess of 60 subsea wells off Angola. A number of field development projects will also take place for ExxonMobil, Shell and Total both in Angola and Nigeria and in several other West African countries.

For the near term and 2004, there are a number of enquiries issued for deepwater work in West Africa, Brazil, India, the North Sea and the Gulf of Mexico.

For Canada, the Company expects 2004 to be a busy exploration year assuming that oil companies comply with their licensing commitments offshore Eastern Canada.


FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company's rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company's inability to meet any future capital requirements; (vii) the Company's inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company's markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the Securities and Exchange Commission in the United States.

                                   SIGNATURES


           This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

           SIGNATURES                                                    TITLE                                      DATE
           ----------                                                    -----                                      ----
/s/ Kai Solberg-Hansen
----------------------
Kai Solberg-Hansen                                            CEO                                             December 3, 2003

/s/ Erling Meinich-Bache
-------------------------
Erling Meinich-Bache                                          SVP Accounting                                  December 3, 2003